Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

January 16, 2009

Securities and Exchange Commission

Washington, D.C. 20549-7010

Attn:  Jill S. Davis

Re:

Bullion Monarch Mining, Inc. (the “Company”)

Form 10-KSB/A for Fiscal Year Ended April 30, 2007

Filed September 20, 2007

Form 10-QSB for Fiscal Quarter Ended January 31, 2008

Filed March 17, 2008

SEC Response Letter dated October 2, 2008, and related discussions

File No. 1-03896

Dear Ladies and Gentlemen:

This letter is in further response to your comment letter dated October 2, 2008, regarding the above referenced filings, and specifically SEC Comment No. 1 regarding the Company not being “current” in the filing all of the reports that are required to have been filed by it under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  This issue and other issues were discussed in a telephone conference call with SEC staff members Kevin Stertzel, Division of Corporation Finance, and Leslie Overton, Associate Chief Accountant, along with the undersigned and members of management of the Company on December 24, 2008.  From this telephone conference call, Ms. Overton suggested that the Company was not a “successor” to what we have termed as “Old Bullion” in the recent reports filed by the Company with the SEC, which was dissolved by the State of Utah in 1999, and reorganized into “New Bullion” in 2006.  Ms. Overton has suggested that the Company should file a Form 15 for Old Bullion to cease the filing obligations of Old Bullion under the Exchange Act; and that New Bullion should file a Form 10 to register its shares under the Exchange Act; and that these actions would resolve the issues regarding the Company’s “current” status in the filing of its Exchange Act reports and registration statements.  I assume, that if this avenue were acceptable to the Company, that these actions would take place in such a manner as to not disrupt the Company’s OTCBB listing, by having the Form 15 of Old Bullion filed on the effective date of the Form 10 of New Bullion; however, the Company still believes that it is a “successor” to Old Bullion and that the SEC can and should, subject to the Company’s agreement to promptly file all future reports required of it under the Exchange Act, agree to take no action with respect to the delinquent filings for the reasons set forth in previous responses of the Company to SEC Comment No. 1, all of which are incorporated herein by reference.  Contrary to what has been stated, there are no requirements that the Company have filed all of these delinquent reports as a condition to the filing of an S-1 or any other registration statement or the filing of proxy or information statements.  To insist on these filings, none of which are material or would be presently required in any registration statement or proxy or information statement or any other SEC Form that the Company may presently utilize, is clearly an argument of form over substance.  The Company is technically not “current”; however, it is “current” for all purposes required to conduct its present business operations or to presently comply with the filing requirements of any other SEC Form.  The Company appreciates the efforts of Ms. Overton in coming up with alternatives to filing audited financial statements of the Company since 1997.  The Company is considering these other alternatives in discussions with its in-house accountants and its auditors and legal counsel, and would like to discuss this issue further, on resolution of the issues discussed below regarding the Company’s “successor” status to Old Bullion.

In the telephone conference call on December 24, 2008, Ms. Overton and Mr. Stertzel indicated that they and certain SEC attorneys from the Chief Counsel’s Office believed that the reorganization between Old Bullion and New Bullion resulted in a change in control, the result of which was that New Bullion could not claim the loss carryforwards of Old Bullion from and after the Fairness Hearing in 2006 or that the rights of Old Bullion did not involve shares of Old Bullion; and that there needed to be adjustments in the outstanding shares of the Company, with an entry in a “mezzanine” level on the balance sheet for the shares of common stock that may be issued or issuable in the future to rights holders of Old Bullion that have not yet exchanged their respective rights in Old Bullion for shares of common stock of New Bullion.  The reorganization between Old Bullion and New Bullion was adopted under Section 368 of the Internal Revenue Code, as amended, as evidenced by the Exhibit 2.1 (Order and Judgment on Amended Stipulation) and Exhibit 2.2 (Information Statement and Exchange Offer) that are attached hereto, which were previously filed by the Company with the SEC on September 19, 2007, as Exhibits 2.1 and 2.2 to its 10-KSB Annual Report for the fiscal year ended April 30, 2006 (the “2006 Annual Report”).  The Information Statement and Exchange Offer outlining the reorganization stated that although “we have obtained no tax opinion as to the tax treatment of the Exchange, we anticipate that the transaction will be deemed to be a Type F reorganization, as defined in Section 368 of the Internal Revenue Code, wherein there is a mere change in identity, form, or place of organization of a single operating company.”  This is also consistent with the Utah Revised Business Corporation Act, Section 16-10a-1421, Procedure for and effect of administrative dissolution, which, among other provisions, states: “(3) (a) Except as provided in Subsection (3)(b), a corporation administratively dissolved under this section continues its corporate existence (Emphasis added.) but may not carry on any business except: (i)

the business necessary to wind up and liquidate its business and affairs under Section 16-10a-1405.” The Honorable Glenn K. Iwasaki, a highly respected Judge of the Third Judicial District Court in and for Salt Lake County, State of Utah, having considered all of the issues outlined in Exhibit 2.1, clearly found that the adoption of the reorganization was within the powers of the directors of Old Bullion under Section 16.10a-1405, who personally brought this action as part of their winding up of Old Bullion, when he entered his Order and Judgment on Amended Stipulation on March 31, 2006, subject only to there being a Fairness Hearing conducted by the Utah Division of Securities (the “Division”) or an effective registration statement filed with the SEC as a condition of delivering the shares of New Bullion to the shareholders of Old Bullion.  The Court stated: “The Court approves the New Bullion Plan to substitute shares of New Bullion for shares of Old Bullion as fair, and Orders the management of New Bullion to exchange their rights as former shareholders of Old Bullion for shares of New Bullion pursuant to the New Bullion Plan, subject to the dissenters’ rights provision provided in the New Bullion Plan, Orders that New Bullion is then a successor to Old Bullion under the New Bullion Plan and Orders that New Bullion proceed with the fairness hearing procedure required pursuant to § 61-1-11.1 Utah Code Annotated, 1953, as amended, and the rules promulgated thereunder, or to file a registration statement with the Securities & Exchange Commission and the Utah Division of Securities in connection with its proposal to issue shares of New Bullion to all other Old Bullion shareholders of record.”  See paragraph 3 on page 11 of Exhibit 2.1.  The reorganization is also consistent with the Utah Uniform Securities Act, and consequently, was, according to the parameters of the Division, in compliance with Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”).  Section 61-1-11.1, Hearings for certain exchanges of securities, under the Utah Uniform Securities Act, provides, among other provisions: ”(1) An application may be made to the Division for approval to issue securities or to deliver other consideration in exchange for: (a) one or more bona fide outstanding securities, claims, or property interests.”  The Company’s in-house accountants, auditors and legal counsel are in agreement on this issue.

The following is a summary of the material facts regarding the Company (“New Bullion”) and its reorganization with Old Bullion; a more complete description of all of these events, including all of the acts taken by directors in winding up the affairs of Old Bullion, is contained in Part I, Item 1, of the Company’s 2006 Annual Report, under the caption “Business Development,” and in Exhibit 2.1 (pages 2-4, inclusive) and Exhibit 2.2 (pages 18-24, inclusive).

Old Bullion was administratively dissolved by the State of Utah in 1999.  Under the laws of the State of Utah, once a corporation has been administratively dissolved by the State of Utah and two years have elapsed, it cannot be reinstated.  Its corporate existence continued despite the dissolution, and the directors of Old Bullion resolved to form New Bullion on November 12, 2004, for the sole purpose of reorganizing Old Bullion into New Bullion, subject to approval, at a minimum, of the Third Judicial District Court in and for Salt Lake County, State of Utah, and the owners of not less than 50.1% of the shares of common stock of Old Bullion that were outstanding at the time of its dissolution.  Both corporations were organized under the laws of the State of Utah.

New Bullion’s only assets on formation were subscriptions for common stock by the directors of Old Bullion for a minimum aggregate price of $1,000 as required by the Utah Revised Business Corporation Act.  On or about January 11, 2005, the directors and majority shareholders of New Bullion and Old Bullion executed a Reorganization and Exchange Offer Agreement to reorganize Old Bullion with New Bullion.  The Third Judicial District Court approved this reorganization (Exhibit 2.1 hereto) on March 31, 2005, following the filing of a legal action by these directors, indicating, among other findings: “The Court approves and deems to be fair, the Reorganization and Exchange Agreement attached hereto as Exhibit “A.” The Court approves the New Bullion Plan to substitute shares of New Bullion for shares of Old Bullion as fair, and Orders the management of New Bullion to exchange their rights as former shareholders of Old Bullion for shares of New Bullion pursuant to the New Bullion Plan, subject to the dissenters’ rights provision provided in the New Bullion Plan, Orders that New Bullion is then a successor to Old Bullion under the New Bullion Plan and Orders that New Bullion proceed with the fairness hearing procedure required pursuant to § 61-1-11.1 Utah Code Annotated, 1953, as amended, and the rules promulgated thereunder, or to file a registration statement with the Securities & Exchange Commission and the Utah Division of Securities in connection with its proposal to issue shares of New Bullion to all other Old Bullion shareholders of record. The Court hereby Orders that in the event an Old Bullion shareholder does not vote for or against the Reorganization and Exchange Proposal and does not respond in writing to New Bullion relating to the Exchange Offer within five years from the date of the approval of the Exchange in the Fairness Hearing or the effective date of a registration statement filed with the SEC if the Exchange is not deemed fair in the Fairness Hearing, such Old Bullion Shareholder’s Rights and New Bullion Shares otherwise to be issued in the Exchange shall be cancelled.” See paragraphs 1, 2 and 3 of Exhibit 2.1, page 11.  Also, “New Bullion shall immediately commence operations as the successor of Old Bullion.  New Bullion shall either complete the fairness hearing procedure pursuant to § 61-1-11.1 UCA, or the filing of a registration statement with the Securities and Exchange Commission and the Utah Division of Securities. Thereafter, New Bullion shall certify to this Court, to Newmont and to the Court in the Nevada Litigation, which alternative action was taken and provide documentation showing successful completion of the chosen action.”  See paragraphs 12 and 13 of Exhibit 2.1, page 12.

Findings 4 through 11 and finding 14 can be viewed on pages 11 and 12 of Exhibit 2.1; these findings also provide for New Bullion to acquire all of the assets and liabilities of Old Bullion.  Exhibit 2.1 also provides that the persons who are the New Bullion directors were also the directors of Old Bullion (paragraph 3 of the Fact Underlying Stipulation, on page 2 of Exhibit 2.1); and that the purpose of the reorganization is to allow the former shareholders of Old Bullion to obtain the same number of shares in New Bullion that they owned in Old Bullion (see the third “Recital” of the Reorganization and Exchange Offer Agreement, page 14 of Exhibit 2.1).

Exhibit 2.2 hereto was mailed to all shareholders, and based upon this Information Statement and Exchange Offer, on September 27, 2006, at a Fairness Hearing conducted by the Division, the Division found that the reorganization was fair and issued a permit for the issuance of securities of New Bullion as the successor of Old Bullion under the reorganization on September 27, 2006.  In excess of 50.1% of the shareholders or rights holders of Old Bullion approved the reorganization, with none abstaining and none voting against.  The Information Statement provided the following, in part, about the federal income tax considerations about the reorganization:  “If you do not vote for or against the Exchange Proposal and do not respond in writing to New Bullion relating to this Exchange Offer for at least five years from the date of the approval of the Exchange in the Fairness Hearing or the effective date of a registration statement filed with the SEC if the Exchange is not deemed fair in the Fairness Hearing, your Rights and New Bullion Shares issued to you will be cancelled.”

This is also consistent with paragraph 3 of the Third Judicial Court’s findings above, which stated: “The Court hereby Orders that in the event an Old Bullion shareholder does not vote for or against the Reorganization and Exchange Proposal and does not respond in writing to New Bullion relating to the Exchange Offer within five years from the date of the approval of the Exchange in the Fairness Hearing or the effective date of a registration statement filed with the SEC if the Exchange is not deemed fair in the Fairness Hearing, such Old Bullion Shareholder’s Rights and New Bullion Shares otherwise to be issued in the Exchange shall be cancelled.”  Based upon this paragraph, it is clear that New Bullion shares of common stock were to be issued to all Old Bullion rights holders on approval of the reorganization, subject to cancellation on a condition subsequent, if those rights holders did not exchange their respective rights by tendering their shares in Old Bullion within five years of the date of the Fairness Hearing, or on or before September 27, 2011.  Therefore, there is no reason for any “mezzanine” entry for any shares of any Old Bullion rights holder who has not yet completed the exchange under the reorganization.  Further, the Company maintains only one list of shareholders that includes all shareholders, regardless of whether that exchange has been made; and in the two annual meetings that the Company has conducted during its last two fiscal years since the reorganization and Fairness Hearing, all shareholders on this shareholders list were entitled to vote and were counted for as shareholders of the Company.

IRC Section 368(a)(1)F states that the term reorganization means “a mere change in identity, form or place of organization of one corporation, however effected”; IRC Section 381 states that in the case of a reorganization that qualifies under Section 368(a)(1)F, the acquiring corporation shall be entitled to, as of the close of the day of distribution or transfer, the net operating loss carryovers, the earnings and profits, capital loss carryovers, etc. (IRC Section 381(a) and (c)).  However, the acquiring corporation shall not be entitled to carry back any net operating loss carryovers (IRC Section 381(b)).

At the time of the reorganization, consistent with Type F reorganizations, all stock of the resulting corporation is issued in respect of stock of the transferring corporation; there is no change of ownership of the corporation; the transferring corporation completely liquidates under the reorganization; and the surviving corporation does not hold any property or have any tax attributes immediately before the reorganization.  Excerpts of interpretations of a Type F reorganization that fully support the position of the Company are attached hereto, collectively, as Exhibit A, and are incorporated herein by reference.

New Bullion has acquired all assets and liabilities of Old Bullion.  New Bullion has also exchanged its common stock for the common stock or rights to the common stock of Old Bullion and has distributed such shares to the Old Bullion former shareholders, either individually on exchange or by notation on the Company’s shareholders list.  As such this reorganization should qualify as an “F” reorganization under Section 368(a)(1)F.  Also, given that this reorganization does qualify as an Type “F” reorganization, all net operating loss carryovers should be available to New Bullion to carry forward into the future until such time as they expire under statute.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB

Exhibit A - Type F Explanation and Commentary

Please see the attached pdf file for the complete text.